UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002
(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	November 14, 2002
By
Name:	Marcos Grodetsky
Title:		Director of Investor Relations





TNE APPOINTS NEW CHAIRMAN


Rio de Janeiro, Brazil - TELE NORTE LESTE PARTICIPACOES S.A. (NYSE), the holding company of providers of telecommunications services in the north, northeastern and eastern regions of Brazil, announced that in a Board of Directors meeting held on November 01, 2002, Mr. Carlos Francisco Ribeiro Jereissati, member of the Board of Directors, was appointed as Chairman of the Board, as of that date, for the period of one year, replacing Mr. Fersen Lamas Lambranho, who remains as a Board member.




Tele Norte Leste Participacoes